Marc D. Jaffe	53rd at Third

Direct Dial: 212-906-1281	885 Third Avenue

marc.jaffe@lw.com	New York, New York 10022-4834

Tel: +1.212.906.1200 Fax: +1.212.751.4864

www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi	Milan

	Barcelona	Moscow

	Beijing	Munich

	Boston	New Jersey

	Brussels	New York

	Century City	Orange County

	Chicago	Paris

	Dubai	Riyadh

	Düsseldorf	Rome

July 27, 2015	Frankfurt	San Diego

	Hamburg	San Francisco

	Hong Kong	Shanghai

	Houston	Silicon Valley

VIA EDGAR AND OVERNIGHT DELIVERY	London	Singapore

	Los Angeles	Tokyo

	Madrid	Washington, D.C.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor

Re:                          Houlihan Lokey, Inc.
Registration Statement on Form S-1
Filed July 10, 2015
Commission File No. 333-205610

Ladies and Gentlemen:

On behalf of our client, Houlihan Lokey, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially publicly filed with the Commission on July 10, 2015.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Christopher M. Crain, the Company’s General Counsel, dated July 21, 2015.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of the Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

July 27, 2015

Description of Indebtedness, page 118

1.            We note your disclosure on page 48 and elsewhere that you will assume Fram’s obligations with respect to a number of promissory notes issued to certain of your former employees. Please revise your disclosure, either in this section or in another appropriate portion of the registration statement, to explain more fully your continuing obligations with respect to the notes.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 126.

2.            We note that you plan to issue a subordinated promissory note to ORIX USA in order to fund part of the pro rata distribution to your existing owners prior to the consummation of the offering. Please expand your disclosure to include a brief description of the relative rights of your creditors to any of your assets upon the occurrence of a default or event of default under either of these arrangements. Please also tell us about any inter-creditor agreement that you are a party to as well as any other material documentation related to your post-offering debt capital structure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable sections of Amendment No. 1 to provide the requested disclosure. See page 126. Additionally, the Company advises the Staff that it is not party to any inter-creditor agreement and there is no material documentation related to its post-offering debt capital structure other than that which is described in the Registration Statement.

July 27, 2015

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc.

J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.

Christopher Crain, Esq., General Counsel, Houlihan Lokey, Inc.

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Gregory Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Andrea Nicolas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP